7/12


05009680

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME MegaChips Corp.

*CURRENT ADDRESS

PROCESSED

JUL 14 2005

**FORMER NAME

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4861

FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 7/14/05

(Excerpt translation)


SEC MAIL PROCESSING
RECEIVED
JUL 11 2005
WASH. D.C.
209
SECTION

FILE NO. 82-4861

BRIEF STATEMENT OF ACCOUNTS
FOR THE YEAR ENDED MARCH 31, 2005
(CONSOLIDATED)

May 13, 2005

ARLS
3-31-05

Name of the Company:	MegaChips Corporation
Listing:	Tokyo Stock Exchange
Code number:	6875 (URL http://www.megachips.co.jp)
Name of prefecture where head office is located:	Osaka
Representative:	Shigeki Matsuoka President and Representative Director
Inquiries to be directed to:	Masayuki Fujii Director and Executive Officer Tel. (06)-6399-2884
Date of meeting of the Board of Directors for settlement of accounts:	May 13, 2005
Parent company:	-
Rate of shareholdings of the parent company in the Company:	- %
Application of US GAAP:	No.

1. Consolidated business results for the year ended March 31, 2005 (April 1, 2004 through March 31, 2005):

(1) Consolidated operating results

	Year ended March 31, 2005	Year ended March 31, 2004
Sales	¥30,122 million (16.4%)	¥25,878 million (- 10.9%)
Operating profit	¥2,173 million (44.0%)	¥1,508 million (- 13.4%)
Ordinary profit	¥2,168 million (48.5%)	¥1,460 million (- 15.2%)
Profit for the year	¥1,174 million (318.9%)	¥280 million (46.0%)
Per-share profit for the year	¥44.73	¥10.09
Fully diluted earnings per share	¥-	¥-
Ratio of profit to net worth (owned capital) for the year	7.4%	1.8%
Ratio of ordinary profit to total liabilities and net worth	11.2%	7.7%
Ratio of ordinary profit to sales	7.2%	5.6%

(Notes)

1. Investment gain (loss) on equity method:

   Year ended March 31, 2005: ¥ -
   Year ended March 31, 2004: ¥ -

2. Average number of shares outstanding during the business year (consolidated):

   Year ended March 31, 2005: 25,255,879 shares
   Year ended March 31, 2004: 24,911,006 shares

3. Changes in accounting methods: None.

4. The percentages in the items of sales, operating profit, ordinary profit and profit for the year indicate the rates of increase or decrease from the previous year.

(2) Consolidated financial condition

	Year ended March 31, 2005	Year ended March 31, 2004
Total assets	¥20,597 million	¥18,183 million
Net worth (owned capital)	¥16,262 million	¥15,371 million
Ratio of net worth to total liabilities and net worth	79.0%	84.5%
Net worth (owned capital) per share	¥642.13	¥607.49
(Note) Number of shares outstanding as of the end of the business year (consolidated):	25,255,724 shares	25,256,041 shares

(3) Consolidated cash flow condition

	Year ended March 31, 2005	Year ended March 31, 2004
Cash flows from operating activities	(¥3,068 million)	¥6,174 million
Cash flows from investing activities	(¥400 million)	¥140 million
Cash flows from financing activities	(¥251 million)	(¥707 million)
Cash and cash equivalents at the end of the year	¥8,015 million	¥11,734 million

(4) Matters related to the scope of consolidation and the application of equity method

Number of consolidated subsidiaries: 2
Number of non-consolidated subsidiaries subject to the equity method: 0
Number of affiliated companies subject to the equity method: 0

(5) Situation of changes in the scope of consolidation and the application of equity method

Consolidated subsidiaries
Included: 2
Excluded: 1

Companies subject to the equity method
Included: 0
Excluded: 0

2. Forecast of consolidated business results for the year ending March 31, 2006 (April 1, 2005 through March 31, 2006):

	First six months	Whole-year period
Sales	¥14,240 million	¥33,100 million
Ordinary profit	¥690 million	¥2,400 million
Profit for the year	¥250 million	¥1,400 million

(Reference) Forecast of per-share profit for the year (whole-year period): ¥56.51

(Note) The above forecast is made based on the information available to management at the time of publication hereof. Actual results may differ from these projections for a variety of reasons in the future.

- - - - -

STATE OF CORPORATE GROUP

The Company's corporate group (the "Group"), which is comprised of the Company (MegaChips Corporation) and its two subsidiaries and one affiliated company, principally engages in the development, manufacture and sale of system LSIs, system products and audio authoring tools.

The content of operations of the Group and the positioning of the Company and its related companies in such operations are described below.

The business categories described herein are the same as those in the segment information by business category described in the "Notes to consolidated financial statements (segment information)".

(1) LSI business:

The principal lines of this business comprise customer-specific LSIs (ASIC) with optimal functions and performances for devices of specific customers and application-specific LSIs (ASSP) with optimal functions and performances for specific devices of unspecific customers. Additionally, as other LSIs, the Company markets standard LSLs manufactured by its consigned semiconductor manufacturers.

Customer-specific LSIs..........These products are developed by MegaChips LSI Solutions Inc., manufactured by its consigned semiconductor manufacturers and marketed by MegaChips LSI Solutions Inc.

Application-specific LSIs......These products are developed by MegaChips LSI Solutions Inc., manufactured by its consigned semiconductor manufacturers and marketed by MegaChips LSI Solutions Inc.

Other LSIs.............................These products are developed and manufactured by the Company's consigned semiconductor manufacturers and marketed by MegaChips LSI Solutions Inc.

(2) System business:

The principal lines of this business comprise industrial system products for use in the industrial and business sectors and consumer system products principally for use in households and by individuals, as well as other system products, including network solution services.

Industrial system products.....These products are developed by MegaChips System Solutions Inc., manufactured by its consigned manufacturers and marketed by MegaChips System Solutions Inc.

Consumer system products....These products are developed by MegaChips System Solutions Inc., manufactured by its consigned manufacturers and marketed by MegaChips System Solutions Inc.

Other system products............MegaChips System Solutions Inc. engages in technological development, integration, and provision of service solutions, of the whole systems for the distribution of content and communications.

(3) Audio authoring business:

Cameo Interactive, Ltd. imports and markets audio authoring tools developed and manufactured by other companies.


Customers
Products
Products/ services
Products/ services
(Affiliated company not subject to the equity method)
Mobile Television, Inc.
Products/ services
(Non-consolidated subsidiary not subject to the equity method)
Steinberg Japan Inc.
(Consolidated Subsidiary)
MegaChips LSI Solutions Inc.
(Consolidated Subsidiary)
MegaChips System Solutions Inc.
(Consolidated Subsidiary)
Cameo Interactive, Ltd.
LSI business
System business
Audio authoring business
MegaChips Corporation (Holding Company)

(Note) The Company sold all the issued shares of Cameo Interactive, Ltd. to the group of e frontier, Inc. (Head office: Shinjuku-ku, Tokyo, President and Representative Director: Kenichi Ando) on October 29, 2004. Consequently, Cameo Interactive, Ltd. and its wholly owned subsidiary Steinberg Japan Inc. were excluded from the MegaChips Group as of October 1, 2004.

State of related companies

Consolidated subsidiaries

Company	Location	Capital	Main business	Ratio of holding of voting rights	Relationship	Note
MegaChips LSI Solutions Inc.	Yodogawa-ku, Osaka	¥500,000 thousand	LSI business	100.0%	The subsidiary plans, develops, manufactures and markets LSI products. The concurrent holding of the offices of officers of the subsidiary and the Company is applicable.	*1
MegaChips System Solutions Inc.	Yodogawa-ku, Osaka	¥500,000 thousand	System business	100.0%	The subsidiary plans, develops, manufactures and markets system products and related products and provides support and system integration services. The concurrent holding of the offices of officers of the subsidiary and the Company is applicable.	
Cameo Interactive, Ltd.	Shinjuku-ku, Tokyo	¥250,000 thousand	audio authoring business	100.0%	The subsidiary markets software and equipment for music and sound production by PC and software for making music notes and provides system integration services. The concurrent holding of the offices of officers of the subsidiary and the Company is applicable.	*2 *3

(Notes)
1. In the column of main business, the segment name by business category is listed.
2. *1: As of April 1, 2004, the company was incorporated by separation of the Company and became a subsidiary of the Company by transfer of business (*bunsha-gata shinsetsu bunkatsu*).
3. *2: As of April 1, 2004, the company was incorporated by separation of MegaChips System Solutions Inc. and became a subsidiary of the Company (*bunkatsu-gata shinsetsu bunkatsu*).
4. *3: The company was sold to the group of e frontier, Inc. (Head office: Shinjuku-ku, Tokyo, President and Representative Director: Kenichi Ando) on October 29, 2004. Consequently, it was excluded from consolidation as of October 1, 2004.

BUSINESS POLICY AND OPERATING RESULTS

1. Business Policy

(1) Basic management policy

Under the philosophy of expanding business by "Innovation", remaining coexistent with customers by "Credibility" and continuing to make contributions to society by "Creation", the Company has conducted business based on its technological development capabilities as an R&D-oriented, fabless and high-tech enterprise, unique in Japan, since its incorporation in 1990. Its competitiveness derives from "Specialization" in products for specific customers and for specific applications in the growing image-, sound- and communication-related market, "Concentration" of its resources on research and development activities to provide most advanced technologies and products to its customers, the business development based not on a factory platform relying on production capacity but on a technology platform relying on its competitive advantage in technology related with, and capability to develop, images, sounds and communications, and the showing of its "Uniqueness" by developing business which provides optimal solutions to its customers through integrating its systems (system products) and LSI knowledge.

Under such philosophy, the Company has pursued a basic policy of distributing returns to its investors by exerting efforts to show consistent growth and increase its value by taking the lead in providing unique system LSIs and system products in the market.

(Shift to a holding company system)

With the aim of establishing a highly profitable structure of its core business, LSI business, on a medium- and long-term basis and accelerating improvement of the performance of its system business to create an added value of the Group as a whole, the Group shifted to a holding company system as of April 1, 2004.

※ The trade names of three operating companies respectively engaging in LSI business, system business and audio authoring business are as follows:

- LSI business ....MegaChips LSI Solutions Inc.
- System business....................MegaChips System Solutions Inc.
- Audio authoring business .....Cameo Interactive, Ltd.

(Transfer of the shares of its subsidiary Cameo Interactive, Ltd.)

To more clearly define its policy of selection and integration of business by shifting to a holding company system and facilitate growth of its core businesses, whereby generating greater value of the whole Group, MegaChips Corporation sold all the issued shares of its wholly owned subsidiary Cameo Interactive, Ltd. to the group of e frontier, Inc. (Head office: Shinjuku-ku, Tokyo, President and Representative Director: Kenichi Ando) on October 29, 2004.

(2) Basic principles concerning the distribution of profits

The Company gives a top priority to distributing profits to the shareholders as an important policy of management. Based on its fundamental policy of maintaining the constant payment of dividends, the Company has paid annual dividends of ¥10 per share. As the Company expects to continue to grow profits for the next year and thereafter, to place greater emphasis on shareholder value, the Company has determined to link the amount of dividends more closely with operating results, while keeping internal reserves necessary for future business development and strengthening of its corporate base. Specifically, the Company intends to pay about 30% of profit for the year on a consolidated basis as dividends, while maintaining an annual dividend of at least ¥10 per share.

With regard to internal reserves, in preparation for any change in the business conditions expected to occur, the Company intends to make efficient use of the funds by appropriation thereof to research and development activities that will lead to new growth and strategic investments to expand its business base and build up its financial base, whereby increasing its enterprise value.

(3) Attitude and policy on decrease in investment unit

To help develop the active equity market, the Company considers it important to enhance liquidity of stocks sufficiently and effective to allow more individual investors to participate in the equity market. The Company recognizes it as an effective measure to decrease investment units to allow individual investors to participate in the equity market. In August 2000, the Company decreased its investment unit from 1,000 shares to 100 shares. The Company intends to consider a decrease in its investment unit by taking into account its performances and stock movements, as the necessity arises in the future.

(4) Targeted management indexes

As targeted management indexes, the Company intends to place importance on consolidated return on equity (ROE), consolidated return on assets (ROA) and consolidated cash flows. The Company has defined operating profit per employee as an index of operating efficiency and intends to increase the operating profit per employee, as well as to increase the ratio of operating profit to sales on a consolidated basis.

(5) The Company's medium- to long-term management strategy

With the prevalence of digital processing of images, sounds and music by high-performance LSIs and broadband networks, a highly advanced network society is expected to arrive.

In response to changes in the society, the Group considers that its mission is to materialize an environment under which anyone can easily produce, send and receive (use) expressive rich media information comprising characters, still images, videos, music and sounds and use such information to communicate and contribute to enhancing human powers of expression and fostering people's spiritual affluence. In the rich media area, the Group aims to grow as a corporate entity that can offer LSI products and system products, as well as service solutions, in response to market and customer needs. To materialize this vision, the Group will promote a group management system under which the Company as a holding company can implement its group management strategies and make speedy decisions. The management strategies of the respective business areas (or operating companies) on a medium- and long-term basis are described as follows:

(i) LSI business

With regard to customer-specific LSIs, the Company intends to continue to expand business with various LSI products in the field of entertainment, including game consoles, among other things, as its core business.

With regard to application-specific LSIs, while the Company will focus on developing and marketing system LSIs in the fields of mobile information devices, including next-generation mobile phones, digital still cameras and digital AV (audio-visual) equipment applicable to terrestrial digital broadcasting, by making most of its advantageous technologies, such as compression and extension of images, digital image processing and communication technologies, to expand business.

The functions of these products will be integrated in various manners in the future. Hence, the Company intends to organize its differentiated technologies nurtured in each area and to further strengthen competitiveness of its system LSIs. Additionally, the Company intends to deploy technology and make use of alliances to develop products on a timely basis.

(ii) System business

With regard to industrial system products, in response to the development of digitalisation in the security and monitoring area, the Company intends to launch higher-performance and more versatile products, as well as image recording and transmitting system products for specific application by customers, and diversify the line of products and broaden the customer base by marketing and improving its marketing capabilities, and develop the business as a profit-earning base in its system business.

With regard to consumer system products, the Company intends to expand business by promoting the planning, development and marketing of system products in the area of personal communications by utilizing broadband networks. Specifically, the Company intends to develop unique products by focusing on the planning and development of system products utilizing its LSIs.

Additionally, the Company intends to provide network-related system solutions that may have synergy effects with its products to the market and customers to enlarge its profit-earning opportunities and improve profit margins.

(iii) Other business

The Group intends to expand the market in the Asia-Pacific region principally consisting of the Chinese market with growth potential in the future, by entering into a strategic business tie-up with its consigned manufacturer Macronix International Co., Ltd. ("Macronix"). Simultaneously, the Company will through its investment subsidiary in Taiwan acquire the shares of Macronix and appoint a director of

Macronix. This is intended to foster mutual development of both companies by building closer personnel and capital relationships, in addition to the trading relationship for the past fifteen years. Thus, the Company intends to accelerate growth of application-specific LSIs (ASSP) related with mobile phones, digital still cameras and terrestrial digital broadcasting in the LSI business area and security-related products in the system business area.

(6) Future Challenges

To promote its above-mentioned medium- to long-term management strategy, expand business and contribute to materializing a real communication society, the Company intends to perform the following principal tasks actively:

In the LSI business, the Company intends to strengthen its capabilities to develop both software and hardware by increasing development personnel and actively invest in development to swiftly launch system LSIs with competitive edges to the market. The Company also intends to strengthen its capabilities of marketing and supporting customers and develop customers both in Japan and overseas. Simultaneously, to accelerate these developments, the Company intends to strengthen strategic partnerships.

In the system business, the Company will promote the selection and concentration of businesses and simultaneously, improve operating efficiencies, build up its revenue-generating base and enlarge its profit-earning opportunities to raise profits. Additionally, the Company will strengthen its capabilities of planning, capabilities of responding to cost fluctuations and marketing channels to expand business.

To push these tasks through strongly, the Group shifted to a pure holding company system in April 2004. Under the new system, the efficient allocation of management resources will improve competitiveness of the core areas and the clarification of the functions and responsibilities of each business will materialize more swift business judgment and more efficient management, whereby improving profitability. Additionally, by securing hard-core human resources and strengthening human resources development, the Group intends to accelerate the establishment of a basis for high profitability of its core LSI business in a medium- and long-term perspective and improve profitability of its system business to improve its corporate value.

(7) Basic attitude on corporate governance and the state of implementation of measures therefor

(Basic attitude on corporate governance)

The Company regards it as a great responsibility to its investors and interested parties to establish a sound and transparent management system and keep effective the rules of corporate governance.

The Group is comprised of the Company, a pure holding company, and its wholly owned operating subsidiaries. Authorities to execute business are entirely left to each operating subsidiary to secure swift decision-making and simultaneously, the state of execution of business by each operating subsidiary is monitored by the Board of Directors of the holding company to secure the integrity of the business strategy of the Group and transparency of management. Specifically, the Company has employed an executive officer system to secure adequate and quick decision-making by its Board of Directors upon full deliberations and clearly separate the duties of Directors to make managerial decisions and control the execution of business from the duties of Executive Officers to execute business. Additionally, the Company has appointed outside Directors and outside Statutory Auditors to activate its Board of Directors and strengthen its functions of supervising the execution of business, as well as strengthen the functions of its Board of Statutory Auditors.

The Company also reports its financial status to its investors and interested parties timely and properly through its active IR (investor relations) and other activities and discloses without delay the occurrence of any important event relating to business and management of the Group, to enhance transparency of management.

(State of implementation of measures for corporate governance)

(i) Status of the corporate governance system, including the organization of management concerning corporate managerial decision-making, execution and supervision

(a) Details of the corporate organs

The Company has employed a statutory auditor system. The Board of Directors determines the basic policies on management and important matters for the Company and supervises the execution of business, while the Board of Statutory Auditors monitors compliance with its internal rules and legality of the execution of business. The Company has seven Directors, including one outside Director, with the participation of the representative director of each operating subsidiary to allow the Board to monitor the state of execution of business at each operating subsidiary and secure adequate decision-making. The Company has four Statutory Auditors, including three outside Statutory Auditors, some of whom concurrently serve as outside statutory auditors of the operating subsidiaries, to facilitate audits of the whole Group. Additionally, the Company has instituted a Group Management Committee comprised of directors, executive officers and statutory auditors of the Company and its operating subsidiaries, which is responsible for grasping and monitoring the execution of business of the Group at full length, controlling performance and adjusting its management policies.

(b) Development of the internal control system, risk management system and compliance system

The Group has established comprehensive rules governing internal operations in general. Under the express rules, each of the officers and employees executes business with his/her own authority and responsibility and operations audits are conducted periodically.

For the purpose of management of legal risks, the legal team of the Company unilaterally manage legal affairs in general, including various agreements of the Group. The Company follows a policy to seek advice from its legal counsel timely whenever legal judgment is required, to prevent any contingent event whenever possible.

The Group regards compliance as its most important task for businesses. Specifically, the Company has instituted "Compliance Rules" as the Group's corporate action guideline to assure compliance with laws and ordinances, as well as social rules and internal rules, and also organized a secretariat for the compliance committee to conduct education and training continuously to make compliance familiarized and settled among the Group.

(c) State of internal audits, audits by Statutory Auditors and accounting audits

With regard to operational auditing of each division of the Group, the Statutory Auditors and officers responsible for the quality assurance division conduct periodic audits to strictly maintain compliance with the internal rules of the execution of business and simultaneously, whenever legal judgment is required, the Company timely and properly seeks advice from its legal counsel to maintain legality of the execution of business.

With regard to account auditing, during the consolidated business year under review, independent auditors conducted end-of-period audits semiannually and interim audits quarterly to assure fair and proper audits.

(d) Remuneration of officers and accounting fees

The remuneration of officers paid by the Company to its Directors and Statutory Auditors and the accounting fees paid by the Company to the auditing firm during the business year under review are as follows:

Remuneration of officers:

Remuneration paid to Directors:	¥75 million
(Remuneration paid to internal Directors:	¥63 million)
(Remuneration paid to outside Director:	¥11 million)
Remuneration paid to Statutory Auditors:	¥28 million
Total:	¥103 million

(Note) The total annual remuneration includes bonuses to officers upon appropriation of retained earnings.

Fees paid to the auditing firm:

Fees for audit certificate services:	¥12 million
Fees for expressing opinions as to quarterly financial statements:	¥5 million
Fees for advice on English financial statements:	¥2 million
Total:	¥19 million

(ii) Outline of personal relations, capital relations, trading relations and other relations of interest between the Company and its outside Director and outside Statutory Auditors

The Company has appointed one outside Director and two outside Statutory Auditors. The Company has entered into an advisory agreement with the law firm of one of the outside Statutory Auditors. However, the Company has no other relation of personnel, funds, technologies or transactions with any of the outside Director and outside Statutory Auditors or their relatives or any company for which they serve as directors. Additionally, none of the outside Statutory Auditors has been related with the Group.

(iii) Names, auditing firm, continuous auditing years of certified public accountants who executed their services

Certified public accountant	Auditing firm	Continuous auditing years (Note)
Hiromi Ohashi	KPMG AZSA & Co.	-
Mikio Naruse	KPMG AZSA & Co.	-

(Note) As the continuous auditing years of all certified public accountants are no more than seven years, the descriptions are omitted.

The supporting team for the account audit services is determined based on the rules of selection of the auditing firm. Specifically, the team is composed principally of certified public accountants and assistant certified public accounts and includes system experts and other assistants.

(iv) Implementation of measures to incorporate more rules of corporate governance for the past year

Meetings of the Board of Directors were convened 20 times to determine the basic management policy and important matters of the Company and supervise the execution of business. Meetings of the Board of Statutory Auditors were convened 13 times to monitor legality and rationality of business, among other things.

2. Operating Results and Financial Position

<u>Overview of the business year under review</u>

(1) Overview of operating results as a whole

The Japanese economy during the business year under review registered tones of slow recovery as corporate earnings continued to improve and the market of digital home electric appliances and mobile phones expanded, resulting in improving consumer confidence through corporate efforts to develop new products.

In the electronic machinery and equipment industry in which the Company belongs, the market for consumer audiovisual equipment and mobile phones expanded. However, the market for the industry in general increased only slightly in comparison with the previous business year.

Under these circumstances, the Group focused its efforts on developing and marketing customer-specific LSIs (ASIC), the core of its business, as well as application-specific LSIs (ASSP), which have competitive edges with the Group's unique technologies of image compression and extension and sound and music compression, extension and transmission, and original system products mounted with the Group's system LSIs.

Specifically, with the prevalence of digitalisation of images, sounds, music and other media, broadband networks and 3G mobile phone networks, the Group has widened its appeal in the information communication area. For the growing area, the Group has exerted its active efforts to develop and market system LSIs for high-performance digital cameras and system LSIs for 3G mobile phones, as well as develop and market system products for transmitting and recording digital images, specifically, for use in the security and monitoring area.

As a result, on a consolidated basis, sales and ordinary profit amounted to ¥30,122 million (a 16.4% increase from the previous business year) and ¥2,168 million (a 48.5% increase), respectively. Profit for the year amounted to ¥1,174 million (a 318.9% increase).

(2) Overview of operating results by segment

(i) LSI business

Consolidated sales of customer-specific LSIs (ASIC) amounted to ¥21,032 million (a 30.0% increase from the previous business year) as demand for LSIs for storing game software (custom mask ROMs) for use in conventional game consoles, as well as demand for LSIs for storing game software for use in new game consoles, increased steadily. However, consolidated sales of application-specific LSIs (ASSP) amounted to ¥6,021 million (a 9.3% decrease from the previous business year) as demand for LSIs for processing images, sounds and communications for 3G mobile phones decreased while demand for LSIs for digital still cameras increased steadily. Consequently, consolidated sales in the LSI business, including sales of other LSIs, totalled ¥27,057 million (an 18.5% increase). Operating profit amounted to ¥2,669 million (a 24.5% decrease). (see Note 2 below)

(ii) System business

Consolidated sales in the industrial system business amounted to ¥2,379 million (a 47.4% increase from the previous business year) as demand for system products for transmitting and recording digital images in the area of security and monitoring increased steadily. In the consumer system business, consolidated sales amounted to ¥94 million (a 123.2% increase) as a result of the launch of new network cameras. Consequently, consolidated sales in the system business as a whole, including sales of other systems, amounted to ¥2,547 million. Operating loss amounted to ¥456 million.

(iii) Audio authoring business

The Company sold Cameo Interactive, Ltd. to the group of e frontier, Inc. and consequently, Cameo Interactive, Ltd. was excluded from consolidation as of October 1, 2004. For the interim period of the business year under review, consolidated sales and operating loss in the audio authoring business amounted to ¥517 million and ¥85 million, respectively.

(Notes) 1. Upon the transfer of the audio authoring business from MegaChips System Solutions Inc. to Cameo Interactive, Ltd. in April 2004, the segmentation of businesses has been altered to separate the audio authoring business from the previous "system business" segment and create an "audio authoring" segment. Consequently, with regard to consolidated sales and operating profit (loss) of the system business as a whole and the audio authoring business, no comparison with the previous business year is presented.

2. As from the business year under review, the previous administrative divisions within the Group have been transferred to the holding company. Consequently, reasonable allocations to each segment are made available. Hence, to present operating profit and loss of each segment properly, a method to allocate expenses to each segment has been adopted.

(3) Prospect for operating results as a whole

In spite of negative factors to economic recovery, such as the higher yen, export slowdown and higher oil prices, the Japanese economy is expected to continue to register tones of slow recovery as corporate earnings have shown signs of improvement, the pace of price deflation has slowed down and consumer confidence has been improved by corporate efforts to develop new products such as mobile phones and digital consumer equipment. In the social environment surrounding the businesses of the Group, while there exists a concern for inventory adjustment to electronic parts, a further sophisticated information society is expected to come to pass due to the rapid expansion of the wired and wireless broadband networks and the development of digitalization of broadcasting.

Under these circumstances, the Group intends to concentrate its efforts on actively investing in research and development in the LSI business to accelerate the growth of its application-specific LSI (ASSP) business, and improving profitability of the system business earlier.

In the LSI business, the Group will focus on developing and marketing products targeting game consoles, mobile phones, digital still cameras and digital TVs. Specifically, the Company intends to aggressively promote sales of system LSIs for use in mobile phones and digital still cameras in Japan and overseas to increase operating results and improve profitability.

In the system business, the Group will focus on developing and marketing high-performance image-related equipment in the security and monitoring area, as well as promoting the planning, development and marketing of image equipment for personal use applicable to broadband networks to cultivate a market.

Thus the Group will strive to consolidate its high profit-earning basis and competitive edge of the LSI business on a medium- and long-term range and improve profitability of the system business early, whereby adding synergy to the Group to create added values. Consolidated sales, operating profit, ordinary profit and profit for the next business year are expected to account for ¥33,100 million (a 9.9% increase from the business year under review), ¥2,400 million (a 10.4% increase), ¥2,400 million (a 10.7% increase) and ¥1,400 million (a 19.2% increase), respectively.

The following is the forecast for consolidated sales by segment:

LSI business:	¥29,000 million	(a 7.2% increase from the business year under review)
System business:	¥4,100 million	(a 60.9% increase from the business year under review)

(4) Distribution of profits

As a dividend for the business year under review, the Company intends to pay an ordinary dividend of ¥10 per share to the shareholders as of March 31, 2005. In addition, on April 4, 2005, the Company celebrated the 15th anniversary of establishment. We owe all this to our shareholders, as well as our customers and all other related parties and we feel cordially obliged to them for their support and cooperation. Hence, to thank our shareholders for their continued support, management intends to submit a proposition for the payment of a commemorative dividend of ¥5 per share per annum in addition to the above ordinary dividend to the 15th Ordinary General Meeting of Shareholders of the Company to be held on June 24, 2005.

(5) Prospect for the distribution of profits

The Company gives a top priority to distributing profits to the shareholders as an important policy of management. To place greater emphasis on shareholder value, the Company has determined to link the amount of dividends more closely with operating results, while keeping internal reserves necessary for future business development and strengthening of its corporate base. Specifically, the Company intends to pay about 30% of profit for the year on a consolidated basis as dividends, while maintaining an annual dividend of at least ¥10 per share.

Financial position

State of cash flows

Cash and cash equivalents ("net cash") on a consolidated basis at the end of the business year under review, decrease of ¥3,719 million from the previous business year to account for ¥8,015 million, principally due to an increase of ¥5,924 million in trade accounts receivable while income before income taxes and others recorded ¥2,018 million (a 141.7% increase).

The state of cash flows for the business year under review is as follows:

Net cash used in operating activities was ¥3,068 million (receipts of ¥6,174 million for the previous business year), principally due to an increase of ¥5,924 million in trade accounts receivable, though income before income taxes and others recorded ¥2,018 million (a 141.7% increase).

Net cash used in investing activities was ¥400 million (receipts of ¥140 million for the previous business year), principally due to the placement of time deposit of ¥500 million and the sale of a consolidated subsidiary for ¥207 million. As a result, free cash flows, or the sum of cash flows from operating activities and cash flows from investing activities, resulted in payments of ¥3,468 million (receipts of ¥6,315 million for the previous business year).

Net cash used in financing activities was ¥251 million (a decrease of ¥456 million from the previous business year) as the Company paid ¥251 million in dividends.

The trends of the indices of cash flows of the Group are as follows:

	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)
Ratio of shareholders' equity (%):	77.5	77.2	84.5	79.0
Ratio of shareholders' equity on a market value basis (%):	434.6	103.2	161.2	144.9
Years for debt redemption (year):	0.0	0.0	-	-
Interest coverage ratio:	1,035.5	619.5	2,813.3	-

(Notes) 1. Each of the indices is calculated as follows:

Ratio of shareholders' equity: Shareholders' equity/Total assets

Ratio of shareholders' equity on a market value basis: Aggregate market value of listed stock/Total assets

Years for debt redemption: Interest-bearing debt/Cash provided by operating activities

Interest coverage ratio: Cash provided by operating activities/Interest payments

2. Each of the indices is calculated based on financial data on a consolidated basis.

3. The aggregate market value of listed stock is calculated based on the closing stock price at the end of each business year multiplied by the total number of shares issued as of the end of each business year.

4. As cash provided by operating activities, cash flows from operating activities in the statement of consolidated cash flows are used. Interest-bearing debt

covers all debt with interest being paid which is stated in the balance sheet.

Risk factors in business

(1) Dependence on specific customers

(i) Purchasers

The Group principally markets LSIs for storing game software (custom mask ROMs) for use in game consoles, LSIs for game consoles and their peripherals, LSIs for processing images, sounds and communications for 3G mobile phones, one-chip LSIs for digital still cameras and system products for transmitting and recording digital images in the area of security and monitoring. Specifically, the rate of net sales to Nintendo Co., Ltd. ("Nintendo"), to which the Group supplies LSIs for storing game software (custom mask ROMs), among other things, is high.

Hence, the trend of the market for game machines mounted with these products and game software and the condition of application of the products of the Group by Nintendo may affect the operating results of the Group. The Group intends to develop other product areas and establish an optimum business profile.

(ii) Consigned manufacturers (suppliers)

The Group has since its incorporation adopted a model of business as a fables enterprise to concentrate its management resources on research and development and consign manufacturing of products to third parties, whereby developing products to meet customer needs based on its unique technological capabilities and expanding business without need to invest in plant and equipment that require a large amount of money. The Group diversifies manufacturing consignments in Japan and overseas, though the rate of consignments to Macronix International Co., Ltd. ("Macronix"), to which the Group consigns manufacturing of LSIs for storing game software (custom mask ROMs) supplied to its major customer Nintendo and LSIs for game consoles and their peripherals, is high.

Hence, even if by some reason, the Group is required to consign manufacturing of such products to any third party other than Macronix, we understand that the Group will be able to find any alternative consignee and restart supply of such products as the Group has all technologies to manufacture such products. The Company has entered into manufacturing consignment agreements with Nintendo and Macronix, respectively. The Company intends to build up good and close relationships with these companies to secure constant supply of products.

(2) Business

(i) Risks in LSI business

The Group has adopted a model of fabless enterprise that possesses no manufacturing plant and equipment of its own and consigns manufacturing all to third parties. In the LSI business, manufacturing of products is consigned to semiconductor manufacturers. Hence, demand and supply in the semiconductor market may affect the quantities and prices of products to be procured by the Group and the Group may not be able to procure products in such quantities and at such prices as it expects. In addition, the Group's LSIs are used for leading-edge digital equipment, which is subject to rapid technological renovations. Hence, equipment mounted with the Group's LSIs is exposed to intensive competition and demand volatilities and demand for the Group's LSIs may swing sharply and widely.

(ii) Risks in system business

The Group markets image recording and transmitting system products in response to the development of digitalization in the security and monitoring area and system products in the personal communication area by utilizing broadband networks.

Demand for products in the security and monitoring area fluctuates according to the trend of capital investment in the area and accordingly, the operating results of the Group may be affected.

In addition, the Group has exerted its efforts to maintain its technological edge by developing new methods of image compression and extension that materialize superbly improved efficiencies of compressing data while keeping the features of high resolution and high quality of its unique methods of image compression and extension, and maintain its competitive edge by supplying optimized specific image systems for customers' operations. However, technological renovations in the area are rapid and the trends of technologies and services of other companies may affect the operating results of the Group.

Furthermore, in the event that a totally new market is to be created, the market may not grow as the Group foresees and accordingly, the operating results of the Group may be affected.

(iii) Risks in strategic investment

To expand its LSI business and system business in the Asia-Pacific region principally consisting of the Chinese market, the Group entered into a strategic business tie-up with Macronix International Co., Ltd. ("Macronix") on March 13, 2005. Simultaneously, the Company will through its investment subsidiary in Taiwan acquire the shares of Macronix and appoint a director of Macronix to foster mutual development of both companies by building closer personnel and capital relationships. However, the legal regulations and commercial practices in the relevant markets are materially different from those in Japan and unforeseeable events may arise from such local legal regulations or commercial practices. Consequently, the operating results and financial position of the Group may be affected.

In addition, to accelerate growth of its LSI business and system business, the Group intends to actively promote strategic tie-ups, including capital tie-ups. However, complementary relationships for business or growth in operating results may not be materialized as the Group expects.

(iv) Research and development

Under the philosophy of expanding business by "Innovation", remaining coexistent with customers by "Credibility" and continuing to make contributions to society by "Creation", the Group has conducted business based on its technological development capabilities. Its competitiveness derives from "Specialization" in products for specific customers and for specific applications in the growing image-, sound- and communication-related market, "Concentration" of its resources on research and development activities to provide most advanced technologies and products to its customers and the showing of its "Uniqueness".

The Group believes that it can continue to develop and launch to the market innovative and attractive new products. However, the industry in which the Group belongs is exposed to rapid technological changes and the rapid prevalence of new technologies and new services or other changes may take place. In case of such any change, there is no assurance that the Group can respond quickly and it may be required to invest a large sum in research and development in response to such change. Consequently, the operating results of the Group may be) affected.

(v) Procurement of human resources "

The Group, which has conducted business based on its technological development capabilities in the area of image, sound and communication, is required to acquire and maintain excellent engineers. The Group has exerted its efforts to establish a personnel management policy necessary for that purpose and has maintained its excellent technological development capabilities and conducted business. However, if many excellent engineers leaves the Group or new recruits cannot be supplied in the future, the Group may become less competitive.

(3) Intellectual property rights

The Group, which is an R&D-oriented fabless enterprise, recognizes that the protection of its intellectual property rights is material to its business development. Hence, the Group has exerted its efforts to build up its system for that purpose and strengthen cooperation with patent law offices to actively file applications for patents and trademarks and make them registered to protect the products and services offered by the Group, and simultaneously investigate rights of other companies thoroughly to prevent infringement of their rights.

However, there exists no assurance that all patents or trademarks for which the Group files applications will be registered. Additionally, as it is impossible to fully investigate technologies and rights of other companies prior to publication thereof, the Group may infringe intellectual property rights of other companies and litigation may be filed against the Group. In such case, the operating results of the Group may be affected.

As of the date hereof (May 13, 2005), no litigation has been filed against the Group in respect of any intellectual property right.

CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets

(thousands of yen)

	Year ended March 31, 2005 (as at March 31, 2005)	Year ended March 31, 2004 (as at March 31, 2004)	Increase or decrease
ASSETS			
I. Current assets			
1. Cash and deposits	8,015,260	11,734,446	- 3,719,186
2. Trade notes and trade accounts receivable	9,458,015	3,639,078	5,818,937
3. Inventories	628,317	1,203,521	- 575,203
4. Deferred tax assets	262,026	61,885	200,141
5. Others	509,648	235,384	274,263
6. Allowance for doubtful receivables	- 1,627	- 1,804	177
Total current assets	18,871,641	16,872,511	1,999,130
II. Fixed assets			
1. Tangible fixed assets			
(1) Buildings	101,492	223,013	- 121,520
(2) Land	-	104,677	- 104,677
(3) Others	60,282	53,093	7,188
Total tangible fixed assets	161,774	380,784	- 219,010
2. Intangible fixed assets			
(1) Others	169,501	223,483	- 53,981
Total intangible fixed assets	169,501	223,483	- 53,981
3. Investments and other assets			
(1) Investment securities	197,176	157,326	39,850
(2) Long-term deposit	500,000	-	500,000
(3) Deferred tax assets	281,853	-	281,853
(4) Others	418,587	567,781	- 149,193
(5) Allowance for doubtful receivables	- 2,846	- 18,691	15,844
Total investments and other assets	1,394,771	706,416	688,355
Total fixed assets	1,726,047	1,310,683	415,363
TOTAL ASSETS	20,597,689	18,183,195	2,414,494

(thousands of yen)

	Year ended March 31, 2005 (as at March 31, 2005)	Year ended March 31, 2004 (as at March 31, 2004)	Increase or decrease
LIABILITIES			
I. Current liabilities			
1. Trade accounts payable	2,240,761	2,013,337	227,423
2. Accrued corporate income taxes	1,385,469	6,054	1,379,415
3. Allowance for bonuses	167,355	143,888	23,466
4. Others	494,467	553,533	- 59,065
Total current liabilities	4,288,053	2,716,813	1,571,239
II. Fixed liabilities			
1. Deferred tax liabilities	-	24,609	- 24,609
2. Others	47,156	70,085	- 22,929
Total fixed liabilities	47,156	94,695	- 47,538
TOTAL LIABILITIES	4,335,210	2,811,509	1,523,701
SHAREHOLDERS' EQUITY			
I. Capital	4,840,313	4,840,313	-
II. Capital surplus	6,181,300	6,181,300	-
III. Retained earnings	6,543,168	5,650,018	893,149
IV. Valuation difference of other securities	818	2,834	- 2,016
V. Treasury stock	- 1,303,121	- 1,302,781	- 340
TOTAL SHAREHOLDERS' EQUITY	16,262,479	15,371,686	890,792
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	20,597,689	18,183,195	2,414,494

2. Consolidated Profit and Loss Statements

(thousands of yen)

	Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	Increase or decrease
I. Sales	30,122,391	25,878,984	4,243,407
II. Cost of sales	24,070,739	20,218,951	3,851,787
Gross profit on sales	6,051,651	5,660,032	391,619
III. Selling, general and administrative expenses	3,878,621	4,151,454	- 272,832
Operating profit	2,173,030	1,508,578	664,452
IV. Non-operating profit	18,439	10,995	7,443
1. Interest received	2,160	151	
2. Refund premiums for non-life insurance	-	1,616	
3. Premiums for group life insurance	-	2,000	
4. Interest on refunded corporate income taxes	1,562	2,342	
5. Rent on real estate received	1,200	2,730	
6. Transfer back from allowance for doubtful receivables	-	124	
7. Gain on acceptance of business	9,812	-	
8. Miscellaneous income	3,704	2,030	
V. Non-operating expenses	22,945	58,927	- 35,982
1. Interest paid	-	2,194	
2. Loss from sale of trade notes	-	2,014	
3. Stock issue costs	-	3,068	
4. Inaugural expenses	4,010	-	
5. Exchange loss	4,964	17,647	
6. Loss from investments in partnership	7,532	22,882	
7. Loss of disposition of projects	4,745	-	
8. Miscellaneous losses	1,692	11,120	
Ordinary profit	2,168,524	1,460,646	707,878
VI. Special income	34,114	89,686	- 55,572
1. Gain on sale of fixed assets	11,132	-	
2. Gain from sale of investment securities	17,731	30,648	
3. Proceeds of liquidation of related company	-	11,307	
4. Transfer back from royalty of system products	-	47,730	
5. Transfer back from allowance for doubtful receivables	5,251	-	
VII. Special loss	184,499	715,519	- 531,019
1. Loss from disposition of system products	130,535	556,679	
2. Loss from sale of fixed assets	30,339	-	
3. Loss from disposition of fixed assets	-	47,099	
4. Loss from sale of shares in related company	23,625	-	
5. Valuation loss of related company's shares	-	32,511	
6. Special retirement benefits	-	79,229	
Income before income taxes and others	2,018,138	834,812	1,183,325
Corporate income taxes, inhabitant taxes and enterprise taxes	1,348,684	145,567	1,203,117
Interperiod tax allocation	- 505,305	731,593	- 1,236,899
Minority interest in net profit/loss	-	- 322,778	322,778
Profit for the year	1,174,759	280,430	894,329

3. Consolidated Surplus Statements

(thousands of yen)

	Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)		Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)		Increase or decrease
(Capital surplus)					
I. Beginning balance of capital surplus		6,181,300		5,936,081	245,219
II. Increase in capital surplus					
1. Issuance of new shares by share exchange	-	-	245,219	245,219	- 245,219
III. Ending balance of capital surplus		6,181,300		6,181,300	-
(Retained earnings)					
I. Beginning balance of retained earnings		5,650,018		5,549,740	100,278
II. Increase in retained earnings					
1. Profit for the year	1,174,759		280,430		
2. Increase in retained earnings due to decrease in consolidated subsidiaries	-	1,174,759	63,629	344,059	830,699
III. Decrease in retained earnings					
1. Cash dividends	252,560		243,781		
2. Bonuses for officers	29,000		-		
3. Loss on disposition of treasury stock	49	281,610	-	243,781	37,828
IV. Ending balance of retained earnings		6,543,168		5,650,018	893,149

4. Consolidated Statements of Cash Flows

(thousands of yen)

	Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	Increase or Decrease
I. Cash flows from operating activities			
Income before income taxes and others	2,018,138	834,812	1,183,325
Depreciation	152,925	200,817	(47,892)
Amortization of long-term prepaid expenses	71,268	76,704	(5,435)
Loss on disposition of fixed assets	1,468	46,510	(45,042)
Increase (decrease) in allowance for doubtful receivables	(6,224)	20,371	(26,596)
Increase (decrease) in allowance for bonuses	30,296	(6,794)	37,090
Interest and dividend income	(2,260)	(201)	(2,058)
Loss from investments in partnership	7,532	22,882	(15,349)
Interest expense	-	2,194	(2,194)
Loss from disposition of system products	13,444	212,630	(199,185)
Income from sale of fixed assets	(11,132)	-	(11,132)
Loss on sale of fixed assets	30,339	2,787	27,551
Income from sale of investment securities	(17,731)	(30,648)	12,917
Loss from liquidation of related company	-	(11,307)	11,307
Valuation loss of related company shares	-	32,511	(32,511)
(Increase) decrease in trade accounts receivable	(5,924,756)	4,363,964	(10,288,721)
Decrease in inventories	468,098	1,500,171	(1,032,073)
Increase (decrease) in trade accounts payable	262,975	(1,013,787)	1,276,762
Officers' bonuses paid	(29,000)	-	(29,000)
(Increase) decrease in other current assets	(224,394)	190,620	(415,014)
Increase (decrease) in other current liabilities	(22,598)	232,540	(255,139)
Increase in other fixed liabilities	-	22,882	(22,882)
Others	62,135	18,936	43,198
Subtotal	(3,119,472)	6,718,603	(9,838,075)
Interest and dividend income	1,809	201	1,607
Interest paid	-	(2,194)	2,194
Corporate income taxes (paid) refunded	49,326	(542,303)	591,629
Net cash provided by operating activities	(3,068,336)	6 174,306	(9,242,643)

(thousands of yen)

	Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	Increase or Decrease
II. Cash flows from investing activities			
Placement of time deposit	(500,000)	-	(500,000)
Purchase of tangible fixed assets	(40,777)	(22,967)	(17,810)
Sale of tangible fixed assets	1,300	1,179	120
Purchase of intangible fixed assets	(50,700)	(82,685)	31,984
Sale of intangible fixed assets	11,372	40	11,331
Purchase of investment securities	(15,000)	(20,047)	5,047
Sale of investment securities	36,231	106,255	(70,024)
Sale of consolidated subsidiary	207,691	-	207,691
Liquidation of related company	-	130,904	(130,904)
Distribution of capital investment	12,610	2,331	10,279
Payment for long-term prepaid expenses	(88,795)	(74,677)	(14,117)
Guarantee	(1,367)	(3,552)	2,185
Refund of guarantee	1,767	104,160	(102,393)
Loans	(377,249)	-	(377,249)
Refund premiums	402,600	-	402,600
Net cash provided by investing activities	(400,316)	140,941	(541,257)
III. Cash flows from financing activities			
Net decrease in short-term loans payable	-	(50,000)	50,000
Net increase in treasury stock	(390)	(415,442)	415,052
Cash dividends by parent company	(251,158)	(242,435)	(8,722)
Net cash provided by financing activities	(251,548)	(707,878)	456,330
IV. Translation gain (loss) related to cash and cash equivalents	1,015	(10,088)	11,103
V. Net increase (decrease) in cash and cash equivalents	(3,719,186)	5,597,281	(9,316,467)
VI. Cash and cash equivalents at beginning of year	11,734,446	6,337,127	5,397,319
VII. Decrease in cash and cash equivalents due to decrease in consolidated subsidiaries	-	(199,962)	199,962
VIII. Cash and cash equivalents at end of year	8,015,260	11,734,446	(3,719,186)